



Arjun Rai · 2nd

👉 Smart Marketing for Underdogs aka SMBs, HelloWoofy.com Grew 21,900% in 2020 🐶 (now works with Hootsuite🦉). 📝Autocomplete API (👉 EmojiData.ai)

New York, New York, United States · 500+ connections ·

Contact info

HelloWoofy.com

New York Institute of Technology

Experience



Founder + CEO
HelloWoofy.com · Full-time
Aug 2016 – Present · 4 yrs 5 mos
New York

Social Media Marketing + AI Driven Compliance Web Platform
• Generated over $195,000 in sales in 11 months
• Increased monthly API to over 18M in 11 months
• Expanded customer base 21,900%
• Raised over $900,000 in pre-seed VC funding through a robust network of investors and self financing (backed by funds 1517 and Quake Capital and investors Tim Draper, Steve Hayden, etc).
• Obtained corporate partners (including Fortune 500 companies, such as Amazon a …see more

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Founder + CEO
WordData.ai · Full-time
Oct 2019 – Present · 1 yr 3 mos
Greater New York City Area

👉Part of HelloWoofy.com

WordData.ai / EmojiData.ai are APIs available for developers to use for autocompleti... ...see mor



Founder + CEO

EmojiData.ai · Full-time
Oct 2019 – Present · 1 yr 3 mos
Greater New York City Area

👉Part of HelloWoofy.com

WordData.ai / EmojiData.ai are APIs available for developers to use for autocompleti ...see mor

Founder

Wrkbench.io
Jan 2013 – Dec 2016 · 4 yrs
New York, NY

PM and Creative Collaboration App
• Raised $1.1M in seed funding through tech investors/VC.
• Managed a team of software engineers, designers and support staff.
• Created initiatives on branding and corporate culture within startup.   ...see mor



Showhost and Event Planning Director

TheBizDen
Sep 2011 – Sep 2015 · 4 yrs 1 mo
New York, NY

Show and Events
• Raised over $2k in ticket sales and sponsorships for NYIT School of Management.
• Managed a team of student volunteers for event planning and hosting.
• Oversaw social media presence for NYIT Business School.   ...see mor

Show 2 more experiences ⌄

Education



New York Institute of Technology

Bachelor of Business Administration (B.B.A.), Entrepreneurial and Small Business Operations
2011 – 2015

West Windsor - Plainsboro High School North

2007 – 2011

Activities and Societies: FBLA (Future Business Leaders of America), Chess Club, Radio Club, American Red Cross Club, Fed Challenge



Draper University
Fundamentals of Entrepreneurship, Entrepreneurship/Entrepreneurial Studies
2020 – 2020

Founded by billionaire investor Tim Draper, the university provides educational courses to allow budding and serial entrepreneurs to build their next venture with the right knowledge and expertise needed for success. ✅

Show 1 more education ⌄

Skills & endorsements

Social Media Marketing · 24
 Endorsed by **Troy Sandidge** 🚀 **and 3 others who are highly skilled at this**

Social Media · 18
Ninh T. and 17 connections have given endorsements for this skill

Advertising · 16
 Endorsed by **James Edmund Datri, who is highly skilled at this**

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